May 4, 2011

Laurie A. Churchill, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

> Re: Highland Credit Strategies Fund (the "Trust")
> Registration Statement on Form N-2
> File Numbers 333-173004; 811-21869

Dear Ms. Churchill:

We have reviewed the registration statement referenced above and have the following comments.

Prospectus

Outside Front Cover Page

Clarify how investing in equities is consistent with a credit strategy.

Provide a plain English version of the phrase "capital structure arbitrage, pair trades and shorting."

Clarify that, as of February 28, 2011, approximately 78% of the Trust's investment portfolio consisted of "junk" securities.

If possible, disclose the per share net asset value of the Trust's common shares as of a date more current than March 21, 2011.

File forms of each "related prospectus supplement" that the Trust intends to deliver with "this prospectus." In this regard, expand the disclosure to make clear that the "related prospectus supplement" and "this prospectus" will together constitute the prospectus for an offering of the Trust's securities.

The fifth paragraph states that the Trust may offer its common shares directly to one or more purchasers. In your response letter, describe the Trust's plans to engage in self-underwritten offerings or at-the-market offerings.

In your response letter, confirm that the information contained in the seventh and eighth paragraphs will appear on the outside front cover page of the prospectus.

Table of Contents

Delete the last sentence of the paragraph appearing immediately after the table of contents because it is inconsistent with an obligation to deliver a current prospectus in connection with sales of securities being registered by the Trust. As an alternative, disclose that the Trust will amend the prospectus to disclose any material changes.

About This Prospectus

Clarify that all of the material terms of "any exhibits and the additional information described under the heading…'Where You Can Find Additional Information' " will nonetheless be summarized in the prospectus or applicable prospectus supplement.

Prospectus Summary

Offerings

Clarify that any offering of securities by a closed-end investment company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

Principal Risks of the Trust

It appears that risk disclosure should be added to highlight the matters discussed on pages 78 & 79 under the heading "Certain Legal Proceedings." Also, in your response letter, please inform us how the Trust satisfied the filing requirements of section 33 of the Investment Company Act of 1940.

Risks of Investing in High-Yield Securities

Add the phrase "also known as junk securities" at the end of the risk factor caption.

Risks of Investing in Structured Finance Securities

Highlight the categories of receivables and other financial assets that will back the structured finance securities in which the Trust may invest.

Risks of Non-Diversification and Other Focused Strategies

We note from the penultimate sentence that the "focus of the portfolio in any one industry or group of industries would subject the Trust to a greater degree of risk with respect to economic downturns relating to such industry or industries." It appears from the Trust's annual report for the period ended December 31, 2010, that approximately 24.8% of its portfolio is invested in the securities of issuers that are part of the healthcare industry. Expand the disclosure to highlight the material risks of such an investment "focus." In this regard, discuss in your response letter how the Board of Trustees will monitor to ensure that the Trust does not violate its fundamental policy not to invest 25% or more of the value of its total assets in any single industry or group of industries.

Offerings

The information appearing on pages 35 & 36, under the "Offerings" caption, should instead be integrated with the information included in the "Prospectus Summary" beginning on page 7.

Summary of Trust Fees and Expenses

Please note that any prospectus supplement used with any offering from this shelf registration statement should include a fee table and example that is updated with the most current information known to the Trust.

Delete the first paragraph and instead provide only the information, and in the location, prescribed by General Instruction 1 of Item 3 to Form N-2.

Delete the "Percentage of Subscription Price" column heading from the "Shareholder Transaction Expenses" section of the fee table.

Delete the phrase "by the Trust/" from the second line item appearing under the "Shareholder Transaction Expenses" section of the fee table.

We note the absence of the Acquired Fund Fees & Expenses line item from the Trust's fee table. Please explain in your response letter the reason for its absence.

The footnotes should be presented in non-italic regular type.

Expand footnote (5) to disclose that, because the base management fee is based on the Trust's gross assets, when the Trust uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase

The interest, dividends and other costs of short selling should be presented as a separate line item in the "Annual Expenses" section of the fee table whenever such costs are expected to exceed five basis points.

Financial Highlights

In the second sentence, replace the phrase "is derived from the Trust's financial statements that were" with the phrase "in the table was." *See* General Instruction 8. to Item 4.1 of Form N-2.

Disclose that the Trust's performance has been enhanced by the existence of the voluntary waiver of fees and expenses which may not continue into the future.

Plan of Distribution

Expand the disclosure to indicate the extent to which the Trust's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that the Trust will submit any underwritten offering to the NASD for its prior approval of the underwriting terms.

Credit Default Swaps

Expand the discussion to highlight the risks of selling credit default swaps. Disclose whether the Trust will establish a segregated account to cover each credit default swap and whether the Trust's credit default swap activities could expose it to potentially unlimited losses. Identify the maximum percentage of Fund assets that may be allocated to credit default swaps and all other derivatives and indicate whether the Fund may use derivatives for speculative purposes. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Other Investment Companies

Clarify whether investing in other investment companies, including ETFs, is a principal investment strategy of the Trust.

Clarify that, for purposes of satisfying the Trust's 80% asset test, each investment company in which the Trust invests will have a policy to invest at least 80% of its assets in credit obligations.

Valuations

Specify in which bullet valuation category swaps and other derivatives fall.

Description of Capital Structure

Clarify whether units, as well as their constituent securities, and preferred shares will be publicly offered by the Trust. If they will be publicly offered by the Trust, also disclose when they will be registered under the Securities Act of 1933.

Subscription Rights

In your response letter, confirm that each subscription rights offering will satisfy the requirements of section 23(b) of the Investment Company Act of 1940.

Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to NAV and voting and the potential impact of market overhang on the price of the Trust's common stock *See generally* Investment Company Act Release No. 9932 (Sept. 15, 1977).

In your response letter, confirm that the subscription rights offerings will entitle the Trust's record date shareholders at the time of any transferable subscription rights offering to purchase one new share for every three rights held.

Disclose, if true, that the Trust's common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Trust's common stockholders exercise any subscription rights.

Statement of Additional Information

Anti-Takeover Provisions in the Agreement and Declaration of Trust

In the last sentence of the last paragraph clarify that the material provisions of the Trust's Agreement and Declaration of Trust are nonetheless summarized in the Statement of Additional Information. If necessary, expand the disclosure to ensure that all material provisions are, in fact, summarized therein.

Financial Statements

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

In your response letter, discuss the Trust's plans to update the financial statements incorporated by reference into the SAI during the shelf registration offering period.

Exhibits

Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that it may be necessary for the Trust to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel